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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           FOR THE MONTH OF MAY, 2002


               HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE
                 (Translation of Registrant's Name into English)


                              5985 MCLAUGHLIN ROAD
                          MISSISSAUGA, ONTARIO L5R 1B8
                                     CANADA
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.)


         Form 20-F [X]         Form 40-F [ ]


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.)


              Yes [ ]          No [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

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6-K ITEMS


         1. Attached hereto as Exhibits (1) through (6) are the following materials sent to shareholders of the Registrant in connection with the Registrant's Annual Meeting of Shareholders, scheduled to be held on June 6, 2002:

            (1)    Letter to Shareholders.

            (2)    Annual Report 2001.

            (3)    Notice of Annual Meeting of Shareholders.

            (4)    Management Information Circular.

            (5) Form of Proxy for the Annual Meeting of Shareholders to be Held on June 6, 2002.

            (6)   Confirmation of Mailing from CIBC Mellon Trust Company.

         2. Attached hereto as Exhibit (7) is a press release of the Registrant, dated May 15, 2002, announcing the Registrant's financial results for the period ended March 31, 2002.




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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     HYDROGENICS CORPORATION -
                                     CORPORATION HYDROGENIQUE
                                     (Registrant)


                                     By:   /s/ JONATHAN LUNDY
                                           ------------------
                                          Jonathan Lundy
                                          Vice President Corporate Affairs and
                                          Corporate Secretary





Dated:  May 24, 2002



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EXHIBIT INDEX


(1)  Letter to Shareholders.

(2)  Annual Report 2001.

(3)  Notice of Annual Meeting of Shareholders.

(4)  Management Information Circular.

(5) Form of Proxy for the Annual Meeting of Shareholders to be Held on June 6, 2002.

(6)  Confirmation of Mailing from CIBC Mellon Trust Company.

(7) Press release dated May 15, 2002 announcing the registrant's financial results for the period ended March 31, 2002.



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